
March 15, 2021

Andrew Scharf
Chairman and President
AF Acquisition Corp.
139 North County Road
Floor 2, Suite 35
Palm Beach, FL 33480

> **Re: AF Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 5, 2021**
> **File No. 333-253544**

Dear Mr. Scharf:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 23, 2021 letter.

Registration Statement on Form S-1 filed March 5, 2021

Risk Factors
Risks Relating to Our Securities
We may issue our shares to investors in connection with our initial business combination at a price which is less..., page 69

1. We note your disclosure that your amended and restated certificate of incorporation will provide that the approval by your board of directors of certain issuances of common stock shall not be deemed to constitute a violation of your directors' fiduciary duties to the company. However, it does not appear that your form of amended and restated certificate of incorporation filed as Exhibit 3.2 includes such a provision. Please advise. If you

amend the form of amended and restated certificate of incorporation to include such provision, please revise to address any uncertainty regarding enforceability under Delaware law, as applicable.

 You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jessica Yuan, Esq.